April 20, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MCG Capital Corporation
Commission File No. 814-00239
Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2011 Annual Meeting of Stockholders to be held on June 1, 2011 (the “Annual Meeting”). The Company anticipates releasing its definitive proxy materials to stockholders on or about May 2, 2011.

In accordance with the Notes to Rule 14a-6(a), the Company hereby informs the Commission that these preliminary proxy materials are only being filed because the Company has commented on or referred to a solicitation in opposition in connection with the Annual Meeting.

Please call the undersigned at (703) 247-7552 should you have any questions or comments regarding this matter.

Very truly yours,

/s/ Tod K. Reichert
Tod K. Reichert
Senior Vice President

Attachments

1100 Wilson Boulevard · Suite 3000 · Arlington, VA 22209

703.247.7500 · 703.247.7505 (Facsimile)